

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2012

Mr. Chen Jinle
Chief Executive Officer
Matches, Inc.
c/o Suzhou Jinkai Textile Co., Ltd., Yongle Development Zone,
HuangjingTown
Taicang City
Jiangsu Province, China, 215427

> Re: **Matches, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2011**
>   **Filed March 30, 2012**
>   **File No. 1-34713**

Dear Mr. Jinle:

We issued comments on the above captioned filing on October 2, 2012**.** On October 31, 2012**,** we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Michael Henderson, Staff Accountant at202-551-3364 or Carlos Pacho, Senior Assistant Chief Accountant at 202-551-3835 if you have any questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director